Filed by T-Mobile US, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sprint Corporation

Commission File No.: 001-04721

Excerpts from a Transcript of the T-Mobile, US Inc. event at the Bank of America Merrill Lynch Leveraged Finance Conference

December 4, 2018

CORPORATE PARTICIPANTS

J. Braxton Carter – T-Mobile US, Inc. – Executive VP & CFO

CONFERENCE CALL PARTICIPANTS

Ana Goshko – BofA Merrill Lynch, Research Division – MD

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QUESTIONS AND ANSWERS

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Ana Goshko – BofA Merrill Lynch, Research Division – MD

Your competitors tend to provide other enterprise services, I think, all AT&T, Verizon and Sprint, actually all have enterprise businesses on the fix side. So how are you making traction into that subsegment?

J. Braxton Carter – T-Mobile US, Inc. – Executive VP & CFO

So what the T-Mobile standalone approach has been is to partner with other parties to enhance our offerings and bring more of a fuller set of solutions to play, albeit not entirely our asset. That’s one thing we’re excited about with the potential combination was the — Sprint is having other tools in the toolbox that we haven’t had before. And we think the new T-Mobile with Sprint and T-Mobile combined is going to be a force to be reckoned with on the enterprise standpoint statement, especially given the network.

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Ana Goshko – BofA Merrill Lynch, Research Division – MD

The merger of a Sprint. So regulatory approval hinges on DOJ in particular concluding that consumer welfare is not breached.

J. Braxton Carter – T-Mobile US, Inc. – Executive VP & CFO

Right.

Ana Goshko – BofA Merrill Lynch, Research Division – MD

And then specifically, due to lessen competition. Now we just had regulatory session here with Andy Lipman. At first of all, he was very complimentary of the way that T-Mobile and Sprint are presenting the case to the regulators in D.C. He still thinks it’s a very tough call. So can you crystallize for us, how do you convince the regulators that consumers are not harmed by this merger?

J. Braxton Carter – T-Mobile US, Inc. – Executive VP & CFO

So we’ve essentially completed all the information, gathering phase with the regulatory bodies, delivered over 25 million pages of documentation to the DOJ. You saw our PIS we followed with — filed with the FCC right in the middle of depositions, we’re going to be wrapping up in early January. And the public comment — response on the state of the shot clock is up today. So this is — again, the shot clock, it’s probably going to get turned back on. We’ll see what happens by the end of the day,

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but final comments from the opposition are due today. We are extremely respectful of the process, and we’ve taken extraordinary measures to non-politicize this process, to put the facts on the table and to support those facts. And the fundamental econometric model, which in the FCC’s own words was the most intensive and complicated model that they have ever seen, demonstrates that combined with — the combined assets of Sprint and T-Mobile results in an 8-fold increase in capacity and a 15-fold increase in speeds versus what either of us could do on a standalone basis, creating a truly differentiated 5G experience here in the U.S. Then really putting the U.S. at the forefront of the innovation and all the value creation that comes out of it, look at what 4G really spawned. And basic economics is if you have that increase in capacity, you are economically incented to fill that capacity. Or said in another way, we have massive fixed costs in leveraging those fixed cost to expand margins and have an appropriate return on the $40 billion, we’re going to put in the network in the next three years is a huge basic economic reality and thrust that supports this will be highly competitive to the U.S. Plus you have our DNA. I mean, look, what we’ve done in our last six years. I mean, drove incredible competition and innovation against quite a bit of skepticism and never really wavered for that. What’s interesting on the hill, we thought — or with Comcast and you got Charter very deep-pocketed quasi-facility-based offerings in the U.S., this is no longer a four-player market. But what’s really resonated with many of the agencies on the hill and in the states is the fact that you have two going to three. That the two scaled incumbents control two-thirds of the cash flows, the vast majority of subscribers are basically oligopolists to begin with, or let’s just call it a predatory duopoly. And that the creation of a third scaled player, even then we still are just a number, three really increases the environment from a two-player market that’s out there. And if you really think about that, there’s a lot of truth to that. So that’s the primary rationale that we’ve provided to the DOJ. They’re doing their analysis. We’re hopeful in the next month, 1.5 month that we get some preliminary feedback. At this point, we’re optimistic. The agencies have been very engaged. They have been very open to hear the arguments, and they’re spending a huge amount of time driving into the details asking questions, which is very different than what happened with previous attempts at this, notably, in 2014, where just basically we got shut down. We’re working with all the states very closely. We have over half the state PUCs who’ve already approved this. John has spent an extensive amount of time in California, New York, some of the other hot buttoned states, when it comes to being fairly sophisticated in looking at these types of actions, and we’re in very deep dialogue with them. But ultimately, they’re looking at the same thing. Take California, how does this merger benefit the 40 million people who live in California. And we’re certainly making those arguments and painting that picture, and we’re optimistic that we will work through all of this.

Ana Goshko – BofA Merrill Lynch, Research Division – MD

Okay. Since this is a debt comment, so I’ll make sure to get some debt questions in there with the audience. And I’m looking at the treasurer is in the audience, Dirk Wehrse is here. So you have plans to issue $36 billion of investment-grade rated debt. You took fund to close the transaction. Now that’s a lot of debt to place in the market, markets can be choppy. What’s the potential timing for that? And what do you need in order to be comfortable to come to market?

J. Braxton Carter – T-Mobile US, Inc. – Executive VP & CFO

Yes, sure. So first and foremost, what we wanted to do is have a fully funded business at the point of closure to take us through the cost to achieve period, where we have a very significant cost to achieve associated with the rationalization or really the shutdown of the Sprint network and adding those assets and spectrum into the T-Mobile network. And that considers all debt maturities, of which our tower is very rational and very staggered the future, but Sprint does have some shorter-term maturities that come during this critical cost-to-achieve period that we wanted to have adequate funding. Call it conservative, did we really to have to fund everything up-front, not necessarily. But that’s — we’re pretty conservative people when it comes to the financials. So with number one, we’ll have a fully funded business. When we announced the merger, we put together a $38 billion bridge, and then proceeded into the market with a series of consents to perfect the capital structure for new co — and those were consents for both on the T-Mobile side and the Sprint side. And we very successfully obtained all the requisite consents to structure what we needed to do, and upon conclusion that we actually reduced the bridge to $30 billion. The $30 billion bridge includes a $4 million liquidity revolver, not funded, just committed to by the banks and $7 billion of term loan B placement. They will ride into term loan B, so a fairly large term loan B on a secured basis. So as part of this, we are cut free from the DT bilats. That consent was done by Deutsche Telekom, contingent upon close of the merger. So our limitation that we’ve historically had — relating to those bilats is gone, the new entity is completely self-funding, i.e., there will be no more DT participation in the capital structure. But you take the $30 billion, less the $4 billion, less the $7 billion, that’s $19 billion of issuance, of which we will do all in the IG market. So your question, when would we go out and potentially fund that? We won’t go out and fund it until we have surety from a regulatory standpoint that we can proceed with this merger. I mean it would be super expensive. That’s why the bridge mechanism is in place to go out and pre-fund anything. But if we had enough confidence, we would potentially look at doing some things, potentially doing some things in escrow in a perfect-type scenario. But one of the issues that we will have is material nonpublic information. So maybe we have certainty from our communications with the regulatory agencies, but that’s not fully on — in the public capital markets, and that would preclude us from doing anything. So at this point, what we’re planning on doing, being open to options to pre-fund anything that we could pre-fund in a rational basis, it’s a $19 billion raise, all IG. And not only will we look to the U.S. marketplace, we would also look at euro denominated offerings. So we’ll do a roadshow both in the U.S. and in Europe, I mean, that’s just part of the supply consideration and that perfects the capital structure. We’ll still be — God, what’s the number? Is it the third-highest high-yield issuer in the U.S. after this transaction’s completed? $70 billion worth of debt, which is very much engineered, number one, to fully fund the business, but to achieve the appropriate ratings that are important for us as well as for the parent that we’re consolidated into, DT. We have to really thread both rating equations, which is very important. And that $70 billion really is going to be the peak gross debt for the period until we get into massive cash generation and actually gross debt deleveraging. Of course, EBITDAs will continue to grow with our plans, so we’ll have organic deleveraging. But we’ve facilitated all this as a very strong balance sheet at this point, 2.2x levered at the end of the third quarter, and pro forma will be about 3.6x levered at the $70 billion level. So that’s roughly what the plans are.

Ana Goshko – BofA Merrill Lynch, Research Division – MD

Okay. Time’s flying by, so I think we’ve got one more here. So in going to the market, you’ll be tapping the investment-grade market that’s a lot of bonds, investors are less risk averse. This merger has a lot of execution risk, right, so you’ve got $10 billion of integration spending and so you’re going to take three years, you’re going to be kind of taking down one of the networks. How do you make investors comfortable with the potential around execution missteps? And when do you think on a true free cash flow basis, post-merger close you can get to positive?

J. Braxton Carter – T-Mobile US, Inc. – Executive VP & CFO

Yes, so I think first and foremost, the playbook that we did with Metro, it wasn’t combining two networks. It was shutting one network down and extracting some assets so that network to enhance the T-Mobile network. And we’re now applying the same philosophy here. Very quickly after close of the transaction all new activation in upgrade flow will flow onto T-Mobile, and as we have adequate capacity, we’ll start migrating customers from Sprint over to the T-Mobile network. And shutting down that network, taking roughly 25% of the macro sites densifying our network, re-farming all the spectrum as we do this. And you don’t do it on a nationwide basis, you do it on a geographical-area basis. Because every geographical area is very different. What’s your current penetration? What’s your current density? What’s your spectrum holdings? So there’s a capacity difference in geographical areas within the U.S., and where can we put our investment to get up to adequate capacity to on board all the Sprint customers coming onto the new T-Mobile network. It is a critical part of that equation, because if you don’t do it right, you’ll end up losing a lot of customers. You don’t want to degrade the performance, you want to actually delight with the performance for the Sprint customers coming over and have no degraded impact to the existing T-Mobile customers. Many times we get asked, well this is giant compared to Metro. That is true, but when you look at on a geographical basis, cities like Miami and New York, where Metro was extremely deep and number one or number two of all carriers in those markets, we had that type of scale that we had to deal with before. So the results of that network strategy were — we beat the time period, we beat the synergy estimates, we beat the cost to achieve estimates, and we lost essentially no customers in the process. So it’s really MetroPCS redo with the Sprint deal.

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Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4 (File No. 333-226435), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on October 29, 2018, and which contains a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.